U.S SECURITIES EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Horizon Lines, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

44044K309
(CUSIP Number)

December 31, 2012
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

1)	Name of Reporting Person: Pioneer Global Asset Management S.p.A (PGAM)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Italy
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	14,388,046
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	14,388,046
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			14,388,046
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			36.8%
12) Type of Reporting Person (See Instructions)			FI

1)	Name of Reporting Person: Pioneer Investment Management, Inc (PIM)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	9,880,892
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	13,340,282
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			13,340,282
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			34.4%
12) Type of Reporting Person (See Instructions)			IA

1)	Name of Reporting Person: Pioneer Asset Management SA, Inc. (PAMSA)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	3,549,390
		(6) Shared Voting Power	0
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	3,549,380
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			3,549,380
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			9.1%
12) Type of Reporting Person (See Instructions)			FI

1)	Name of Reporting Person: Pioneer Institutional Asset Management, Inc. (PIAM)
2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		(5) Sole Voting Power	0
		(6) Shared Voting Power	0
		[See Item 4 below]
		(7) Sole Dispositive Power	0
		(8) Shared Dispositive Power	0
		[See Item 4 below]
9) Aggregate Amount Beneficially Owned by Each Reporting Person			957,764
[See Item 4 below.]
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
[See instructions]
11) Percent of Class Represented by Amount in Row (9)			2.5%
12) Type of Reporting Person (See Instructions)			IA

Item 1(a)         Name of Issuer.

                        Horizon Lines, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                      4064 Colony Road
                      Suite 200
                      Charlotte, NC 28211
                      United States

Item 2(a)         Name of Person Filing:

                      PGAM, PIM, PAMSA and PIAM

Item 2(b)  Address of Principal Business Office:

                      The principal business office for PGAM is:
                      Galleria San Carlo 6
                      Milan, Italy

                      The principal business office for PIM is:
                      60 State Street
                      Boston, MA 02109

      The principal business office for PAMSA is:
                      4, rue Alphonse Weicker
      2721 Luxembourg
      Luxembourg

      The principal business office for PIAM is:
                       60 State Street
                       Boston, MA 02109

Item 2(c)  Citizenship:

           PGAM is organized under the laws of Italy.

           PIM is a corporation organized under the laws of the
           State of Delaware.

           PAMSA is a corporation organized under the laws of Luxembourg.

           PIAM is a corporation organized under the laws of the
           State of Delaware.

Item 2(d)        Title of Class of Securities:

                      Class A Common Stock

Item 2(e)        CUSIP Number:

                      44044K309

Item 3   The person filing this statement pursuant to Rule 13d-1(b)
             or 13d-2(b) is:

          PGAM is a non-U.S. Institution in accordance with
          Section 240.13d-1(b)(1)(ii)(J)

          PIM is an investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E).

          PAMSA is a non-U.S. Institution in accordance with
          Section 240.13d-1(b)(1)(ii)(J)

          PIAM is an investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

(a) Amount Beneficially Owned:**

        PGAM: 14,388,046
        PIM:  13,340,282
        PAMSA: 3,549,390
        PIAM: 957,764

(b) Percent of Class:

        PGAM: 36.8%
        PIM:  34.4%
        PAMSA: 9.1%
        PIAM: 2.5%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: **

        PAMSA: 3,549,390

         (ii) shared power to vote or to direct vote: **

        PGAM: 14,388,046
        PIM:  9,880,892

    (iii) sole power to dispose or to direct disposition of:0

    (iv) shared power to dispose or to direct disposition:**

        PGAM: 14,388,046
        PIM:  13,340,282
        PAMSA: 3,549,390
        PIAM: 957,764

**Shares reported on this Schedule 13G (the Shares) are owned by (i) collective investment vehicles  (Funds)  advised  by PIM and (ii)  Funds  advised by other advisors  that  are  direct  or  indirect  wholly-owned   subsidiaries  of  PGAM (Additional PGAM Subsidiaries).  In their roles as investment manager or adviser to the Funds, PIM and the Additional PGAM Subsidiaries possess investment and/or voting control over the Shares.  In addition, PAMSA has a right to vote certain Shares beneficially owned by Funds advised by PIM.  In accordance with Rule 13d-1(d)(1), shares reported herein as beneficially reported by PGAM, PIM and
PAMSA include shares issuable upon the exercise of warrants owned by the Funds.  The 14,388,046 shares reported with respect to PGAM include 9,768,173 shares of Class A Common Stock, and 4,619,873 shares issuable upon the exercise of warrants.  The 9,880,892 shares reported with respect to PIM include 9,720,574 shares of Class A Common Stock, and 160,318 shares issuable upon the exercise of warrants. The 3,549,390 shares reported with respect to PAMSA include 17,644 shares of Class A Common Stock, and 3,531,745 shares issuable upon the exercise of warrants. Shares reported with respect to PAMSA are also included in the Shares reported with respect to PIM.  The 957,764 shares reported with respect to PIAM include 29,995 shares of Class A Common Stock, and 927,809 shares issuable upon the exercise of warrants.

PIM, PAMSA and PIAM are a direct subsidiary of PGAM. PGAM is a limited liability company and the holding company  incorporating  all of the Pioneer  Investments asset management business   (including  PIM, PAMSA, PIAM, and  the  Additional PGAM Subsidiaries) and may therefore, be deemed to beneficially own the Shares.

PGAM, PIM, PAMSA, PIAM and the Additional PGAM Subsidiaries disclaim beneficial ownership of the Shares except to the extent or their respective pecuniary interests therein, if any.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

This filing reflects the securities that may be deemed to be beneficially owned by the Reporting Persons,  each of which is a directly or indirectly owned subsidiary of Unicredit S.p.A. ("Unicredit").  This filing does not reflect securities, if any, beneficially owned by Unicredit or any other  subsidiaries of Unicredit whose ownership is disaggregated  from that of the Reporting Persons in accordance with Securities and Exchange Commission Release 34-39538.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Horizon Lines, Inc.  The interests of Pioneer Global High Yield Fund and Pioneer High Yield Fund in the Class A of Horizon of Horizon Lines, Inc., respectively, amount to 2,370,345 and 4,099,666 shares or 6.1% and 10.5% of the total outstanding Class A Common Stock at December 31, 2012.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

See Item 4.

Item 8.  Identification and Classification of Members of the Group.

Inapplicable.

Item 9.  Notice of Dissolution of the Group.

Inapplicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below PGAM certifies that to the best of its knowledge and belief, the foreign regulatory scheme applicable to it as a sub-holding company for the asset management division in the UniCredit Banking Group,the latter being regulated by the Bank of Italy and the Commissione  Nazionale per le Societa`e la Borsa (CONSOB),is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PGAM also undertakes to furnish to the Commission  staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below PAMSA certifies that to the best of its knowledge and belief, the foreign regulatory scheme applicable to it as an asset manager, regulated by the Commission de Surveillance du Secteur Financier (CSSF), is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PAMSA also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 Date: March 13, 2013
                 Pioneer Global Asset Management S.p.A

                  By: /s/  Sandro Pierri
                  Name:  Sandro Pierri
                  Title:    CEO; Head of Asset Management Division

                  Pioneer Investment Management, Inc.

                  By: /s/  Jean M. Bradley
                  Name:  Jean M. Bradley
                  Title:    Chief Compliance Officer

  Pioneer Asset Management, SA

                  By: /s/  Enrico Turchi
                  Name:  Enrico Turchi
                  Title:    Director

   Pioneer Institutional Asset Management, Inc.

                      By: /s/  Jean M. Bradley
      Name:  Jean M. Bradley
      Title:    Chief Compliance Officer

EXHIBIT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Horizon Lines, Inc. and further agree to the filing of this agreement as an Exhibit thereto. Each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: March 13, 2013

Pioneer Global Asset Management S.p.A

By: /s/  Sandro Pierri
Name:  Sandro Pierri
Title:    CEO; Head of Asset Management Division

Pioneer Investment Management, Inc.

By: /s/  Jean M. Bradley
Name:  Jean M. Bradley
Title:    Chief Compliance Officer

Pioneer Asset Management, SA

By: /s/   Enrico Turchi
Name:   Enrico Turchi
Title:     Director

Pioneer Institutional Asset Management, Inc.

By: /s/   Jean M. Bradley
Name:   Jean M. Bradley
Title:     Chief Compliance Officer